

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Via Facsimile

Mr. Michael O. Johnson, Chief Executive Officer
Herbalife Ltd.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands

> **Re:** **Herbalife Ltd.**
> **Form 10-K for Fiscal Year End December 31, 2010**
> **Filed February 22, 2011**
> **File No. 001-32381**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed February 22, 2011

Distributor Strategy, page 7

1. We note in several of your regions, distributors are converting their focus to daily consumption DMOs. In order to provide an investor with a better understanding of your business, please provide us with and confirm in future Exchange Act filings, you will revise your disclosure to provide more clarification of the nature and characteristics of a DMO and how this differs from your current model.

Network Marketing Program, page 11

2. We note in late 2009 (as disclosed on page 12), you revised your sales leader qualification to include an additional optional qualification that allows for a distributor to achieve a sales leader level by personally placing orders with Herbalife that accumulate to 5,000 Volume Points within 12 months. Please tell us how this impacted your sales leader retention in 2010 compared to 2009. Specifically, tell us what percentage of your retention rate for each of your geographic areas was attributed to this change in qualification criteria.

Management's Discussion and Analysis

Volume Points by Geographic Region, page 50

3. We note your disclosure that volume points can be a measure of your sales volume as well as of your sales volume trends. In order to provide an investor with a better understanding of your volume points measure, please provide us with and confirm in future Exchange Act filings you will revise to disclose (i) how volume points are assigned (e.g. by $US price, size of product, etc.) and (ii) how this measure relates to changes in product mix (e.g. if a more expensive or larger sized product is assigned more volume points, the overall increase in volume points doesn't necessarily mean an increase in volume of product being sold).

Gross Margin, page 61

4. Please provide us with and confirm in future Exchange Act filings you will revise your disclosure here to quantify the impact of underlying variances (e.g. currency fluctuations, price increases, cost savings from your Seed to Feed initiative, supply chain, etc) to be consistent with the information provided in your quarterly earnings conference calls.

Liquidity and Capital Resources, page 69

5. Tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, provide us with the amount of investments that are currently held by your foreign subsidiaries. If material to your liquidity position, please also provide us with and confirm in future Exchange Act filings you will disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Financial Statements
Notes to Financial Statements
Note 2 – Basis of Presentation

6. Please tell us where you record shipping and handling costs and provide us with the amounts for each period presented. If these amounts are not included in costs of sales and are material, please confirm in future Exchange Act filings you will revise to disclose (i) your policy for recording shipping and handling costs and (ii) the amounts for each period presented.

Note 12 – Income Taxes, page 124

7. Tell us how you considered separately disclosing your income before income tax expense for domestic operations in addition to your foreign operations. Refer to Rule 4-08(h) of Regulation S-X.

8. We note the caption in your effective income tax rate reconciliation for "differences between U.S. and foreign tax rates on foreign income, including withholding taxes." Please clarify what the foreign rate differential represents in each of the three years presented. As part of your response, (i) explain how the foreign rate differential is determined in each fiscal year, (ii) identify the significant components of this item and (iii) tell us how this relates to your new tax strategies that were referred to in your quarterly earnings conference calls.

9. Please tell us why you believe it is not practicable to determine the amount of unrecognized deferred tax liability related to the over $1.4 billion in undistributed earnings.

Exhibits

10. We note that exhibit 10.35 appears to be missing schedules and exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director